Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF BYLAWS OF

PARAMETRIC SOUND CORPORATION

I, James A. Barnes, in my capacity as Secretary, hereby certify that on August 2, 2013, the Board of Directors of Parametric Sound Corporation, a Nevada corporation (“Parametric”), amended the Bylaws of Parametric (the “Bylaws”) as provided in the following resolutions:

WHEREAS, in connection with the Merger Agreement, the Merger and related transactions, it is advisable and in the best interests of Parametric and its stockholders to render inapplicable to Parametric (through an amendment to Parametric’s Bylaws) the “combination with interested stockholder” statute set forth in the Nevada Revised Statutes;

WHEREAS, Article XIII, Section 44 of the Bylaws provides that the Board of Directors of Parametric has the power to adopt, amend or repeal the Bylaws; and

WHEREAS, it is advisable and in the best interests of Parametric and its stockholders to amend the Bylaws as hereinafter provided.

NOW, THEREFORE, BE IT RESOLVED: That Article XIV, Section 45 is hereby added to the Bylaws and shall read it its entirety as follows: “Inapplicability of Nevada Revised Statutes Sections 78.378 to 78.3793, Inclusive. The provisions of Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, shall not apply to the Corporation or to the acquisition of a controlling interest by existing or future stockholders.”

Dated: August 2, 2013	/s/ James A. Barnes James A. Barnes, Chief Financial Officer, Treasurer and Secretary